Exhibit 99.1

FOR IMMEDIATE RELEASE

iClick Interactive Asia Group Limited Announces Change to Its Board of Directors

HONG KONG — June 24, 2024 — iClick Interactive Asia Group Limited (“iClick” or the “Company”) (NASDAQ: ICLK), a leading enterprise and marketing cloud platform in China that empowers worldwide brands with full-stack consumer lifecycle solutions, today announced the appointment of Mr. Winson Ip Wing Wai (“Mr. Ip”) as a new independent director of the Company’s board of directors (the “Board”), effective June 24, 2024. Mr. Ip will also serve as the new chairperson of the audit committee of the Board. Effective the same day, Mr. Matthew Fong resigned as an independent director and the chairperson of the audit committee of the Board. The departure of Mr. Matthew Fong was not due to any disagreement with the Company.

In a career spanning over 20 years, Mr. Ip has gained extensive experience across various areas, including financial and operational management, compliance and ESG management, investment, merger and acquisition, investor relations, accounting and auditing. Currently, he is an independent non-executive director and the chairperson of the audit committee of Deewin Tianxia Co., Ltd (2418.HK) from 2021. He was an independent non-executive director and an audit committee member of 8088 Investment Holdings Limited (8088.HK) from 2020 to 2022. He served as an executive director of Beijing Beida Jade Bird Universal Sci-Tech Company Limited (8095.HK) and then served as a non-executive director of Beijing Beida Jade Bird Universal Sci-Tech Company Limited from 2018 to 2021. He has held multiple leadership positions, including as the chief financial officer at Sincere Watch (Hong Kong) Limited (444.HK) from 2020 to 2021, the chief financial officer and company secretary of Huili Resources (Group) Limited (1303.HK) from 2011 to 2019, and the vice president of King Stone Energy Group Limited (663.HK) from 2010 to now. He also led teams in performing financial audit-related engagements including initial public offering at KPMG from 2000 to 2003. He obtained his bachelor of business administration in accounting from The Hong Kong University of Science and Technology in 2000 and is currently a member of the Hong Kong Institute of Certified Public Accountants.

“The addition of Mr. Ip to the Board will bring additional guidance and leadership for iClick,” commented Mr. Jian Tang ("Mr. Tang"), iClick’s Chief Executive Officer and Co-Founder. “Mr. Ip has comprehensive business experience in management and leadership roles in various sectors in Hong Kong, Japan and mainland China that will be highly relevant to us. We look forward to leveraging his insights to achieve our corporate goals.”

“I would like to thank Mr. Matthew Fong for his insights and advice on iClick’s financial management and corporate finance. We certainly wish him every success in his future endeavors.” said Mr. Tang.

About iClick Interactive Asia Group Limited

Founded in 2009, iClick Interactive Asia Group Limited (NASDAQ: ICLK) is a leading enterprise and marketing cloud platform in China. iClick’s mission is to empower worldwide brands to unlock the enormous market potential of smart retail. With its leading proprietary technologies, iClick’s full suite of data-driven solutions helps brands drive significant business growth and profitability throughout the full consumer lifecycle. Headquartered in Hong Kong, iClick currently operates in ten locations across Asia and Europe. For more information, please visit ir.i-click.com.

For investor and media inquiries, please contact:

In China:	In the United States:
iClick Interactive Asia Group Limited	Core IR
Catherine Chau	Tom Caden
Phone: +852 3700 9100	Phone: +1-516-222-2560
E-mail: ir@i-click.com	E-mail: tomc@coreir.com